

chareau

ALOE LIQUEUR

Inspired by the abundant agriculture and natural beauty of California, Chareau takes the farm-to-table movement into the bar. **This aloe liqueur is an aromatic expression of fresh**, high-quality ingredients sourced from local farms and hand crafted in small batches.

INGREDIENTS

Chareau is an eau de vie infused with cucumber, lemon peel, muskmelon and spearmint then mixed with fresh spring water and juice from the inner filet of the aloe vera leaf. It is finished with a touch of raw cane sugar. **Ingredients are sourced organic when possible, and direct from local family farmers in California.**

25% ALC/VOL (50 PROOF)

TASTING NOTES

Chareau liqueur is a perfectly balanced and refreshing blend of native California fruits and botanicals. Subtle hints of cucumber and muskmelon are complimented by a soft minty velvet on the tongue. Lightly herbaceous and not forwardly floral, there is a mild sweetness from the vine fruits and fresh cut aloe that lead to a long and refreshing finish.

"The Next Big Thing"
- Las Vegas Weekly

"Fantastic"
- CBS Best of L.A.

★★★★⯪
- Difford's Guide





ALOE VERA, CUCUMBER, EAU DE VIE, LEMON PEEL, MUSKMELON, SPEARMINT, SUGAR & WATER.



DISTILLED & BOTTLED LOCALLY IN CAMARILLO, CA USA   (818) 326-5916 • SALES@CHAREAU.US • WWW.CHAREAU.US • FACEBOOK.COM/CHAREAU.US



CALIFORNIA GIN & TONIC

1 1/2 oz   **GIN**
1/2 oz   **CHAREAU**
TOP WITH TONIC WATER

Build cocktail over ice. Garnish with local botanicals.



ALOE MARTINI

2 1/4 oz   **VODKA**
3/4 oz   **CHAREAU**

Stir ingredients over ice. Strain into coupe and garnish with a lemon twist.



CALIFORNIA 75

1 oz   **CHAREAU**
1 oz   **GIN**
1/2 oz   **LEMON JUICE**
1/4 oz   **SIMPLE SYRUP**
5 oz   **CALIFORNIA SPARKLING WINE**

Shake Chareau, gin, lemon juice, and simple syrup with ice. Strain into Collins glass over ice. Top with California sparkling wine. Garnish with fresh rosemary.



CHAREAU´SE

1 oz   **CHAREAU**
4 oz   **ROSE**
1/2 oz   **FRESH LEMON JUICE**
1/4 oz   **SIMPLE SYRUP**

Add all ingredients to blender and blend with ice. Garnish with fresh strawberry and basil.



CHOOSE A SIDE

1 1/2 oz   **GIN**
1 oz   **CHAREAU**
3/4 oz   **FRESH LIME JUICE**
1/2 oz   **SIMPLE SYRUP**
4-5   **FRESH MINT LEAVES**

Shake all ingredients with ice. Strain and pour into new glass over ice.

Try changing up the garnish of fresh mint to cucumber or shiso leaves, squeeze fresh lemon juice instead of lime juice, or use orgeat in place of simple syrup. Play with using your favorite gin, vodka or tequila. Its your choice!



THE JOSHUA TREE

1 1/2 oz   **REPOSADO TEQUILA**
1 oz   **CHAREAU**
0.5 oz   **APEROL**

Stir ingredients over ice. Strain into coupe and garnish with a citrus twist.